FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – OCTOBER 22, 2007

BAYTEX ENERGY TRUST TO PRESENT AT TWO INVESTOR CONFERENCES THIS WEEK

CALGARY, ALBERTA (October 22, 2007) - Baytex Energy Trust (TSX: BTE.UN; NYSE: BTE) is pleased to announce that it is scheduled to present at two separate investor conferences during the week of October 22, 2007.  Raymond Chan, President and Chief Executive Officer will be presenting at the FirstEnergy / Société Générale Montreal Trust Conference, in Montreal, Quebec on Tuesday, October 23, 2007 at 9:45 a.m. (EST). The webcast and presentation slides will be available on the Baytex website, www.baytex.ab.ca, at the start of the presentation. The live webcast version of the conference can also be accessed via the following URL: http://remotecontrol.jetstreammedia.com/14087

The following day, Wednesday, October 24, 2007, Mr. Chan will present at the Canaccord Adams Global Energy Conference in Miami, Florida at 1:45 p.m. (EST). The webcast and presentation slides will be available on the Baytex website, www.baytex.ab.ca, at the start of the presentation. The live webcast version of the conference can also be accessed via the following URL: http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=2020260

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Trust Units of Baytex are traded on the Toronto Stock Exchange under the symbol BTE.UN and on the New York Stock Exchange under the symbol BTE.

For further information, please contact:

Baytex Energy Trust
Ray Chan, President & C.E.O.	Telephone: (403) 267-0715
Derek Aylesworth, Chief Financial Officer	Telephone: (403) 538-3639
Erin Hurst, Investor Relations	Telephone: (403) 538-3681

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca